DR. RICHARD F. HEWLETT

CONSENT OF GEOLOGICAL CONSULTANT

I hereby consent to the inclusion and incorporation by reference by Searchlight Minerals Corp. in connection with the Registration Statement on Form S-8 to be filed with the United States Securities and Exchange Commission (the “Registration Statement”), of my findings included in my reports relating to the Clarkdale Slag Project (the “Reports”) which appears in the Annual Report on Form 10-K for the year ended December 31, 2009 of Searchlight Minerals Corp.  I concur with the discussion and summary of my Reports as they appear in such Annual Report and consent to my being named as an expert in the Registration Statement.

By:	/s/ Richard F. Hewlett
Dr. Richard F. Hewlett

Dated: October 18, 2010